UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of dividends

—

Rio de Janeiro, December 10, 2020 - Petróleo Brasileiro S.A. - Petrobras informs that will pay, on Tuesday, 12/15/2020, dividends referred to the 2019 fiscal year, based on shareholding position as of 07/22/2020, in connection to the Material Fact released on that date.

The amount of dividends to be paid will be adjusted by Selic interest rate from 12/31/2019 to 12/15/2020 interest rate adjustment calculation, as listed below:

Dividends announced on 07/22/2020
Common Shares (ON)
Amount in Reais per common share	R$ 0.233649
Selic rate adjustment	R$ 0.006246
Total Amount	R$ 0.239895
Dividends announced on 07/22/2020
Preferred Shares (PN)
Amount in Reais per preferred share	R$ 0.000449
Selic rate adjustment	R$ 0.000012
Total Amount	R$ 0.000461

The amounts corresponding to monetary restatement there will be an income tax rate of 20%.

The withholding income tax, mentioned above, will not be applied to shareholders who legally prove their status as immune and exempt.

The dividends not claimed within three years, as of the date of payment (12/15/2020), will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

CREDIT INSTRUCTIONS

Payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares

All shareholders who have their registration duly updated, will have their rights automatically credited to their bank accounts on the date of payment.

More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made from 12/15/2020 by JP Morgan Chase, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com

Petrobras Shareholder Compensation Policy can be accessed on the company's website (http://www.investidorpetrobras.com.br/en).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer